EXHIBIT 12

Republic Bancorp Inc.
Calculations of Ratios of Earnings to Combined Fixed Charges

	Three Months Ended
(in thousands)	March
	2004	2003
Including Interest on Deposits:
Fixed charges:
Total interest expense	$31,940	$31,225
Interest portion of rent expense	194	196

Fixed charges including interest on deposits	$32,134	$31,421

Earnings:
Net income	$16,299	$15,153
Income taxes	6,872	6,851
Fixed charges, as above	32,134	31,421

Earnings for purposes of calculation	$55,305	$53,425

Ratio of earnings to combined fixed charges including interest on deposits	1.72x	1.70x
Excluding Interest on Deposits:
Fixed charges:
Total interest expense excluding interest on deposits	$18,903	$15,731
Interest portion of rent expense	194	196

Fixed charges excluding interest on deposits	$19,097	$15,927

Earnings:
Net income	$16,299	$15,153
Income taxes	6,872	6,851
Fixed charges, as above	19,097	15,927

Earnings for purposes of calculation	$42,268	$37,931

Ratio of earnings to combined fixed charges excluding interest on deposits	2.21x	2.38x